WINDTAMER CORPORATION
6053 Ely Avenue
Livonia, NY 14487

September 16, 2009

Via EDGAR

Russell Mancuso
Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-6010

Re:	WindTamer Corporation
Registration Statement on Form S-1
Amended September 1, 2009
File No. 333-157304

Dear Mr. Mancuso:

In response to your letter dated September 8, 2009 (the “September 8 Letter”), WindTamer Corporation (“WindTamer” or the “Company”), provides the following responses to your comments in connection with your review of WindTamer’s Amendment No. 5 to the Registration Statement on Form S-1 filed September 1, 2009. Each response is keyed to the corresponding numbered paragraph in the September 8 Letter.

Along with this letter we are also filing via EDGAR Amendment No. 6 to the Registration Statement on Form S-1 (File No. 333-157304) (“Form S-1 Amendment No. 6”).  For the Staff’s convenience, we have also submitted a marked copy of the Form S-1 Amendment No. 6 to facilitate your review.

Certain Relationships and Related Transactions, page 20

1.	We note your response to prior comment 4. Please provide us a clear and unconditional opinion of counsel qualified to opine on relevant law regarding:

•
whether any future consideration must be provided, in the form of services to be performed by the consultants or otherwise, in order for WindTamer Corporation to have received full consideration for the sale of the options; and

•
whether WindTamer Corporation has any remedies, through forfeiture of securities or otherwise, if the consultants that received the options do not perform the anticipated services that were the consideration for the options.

September 16, 2009

The Company is filing a legal opinion from its counsel with this letter addressing the points raised by the Staff in the comment.

Shares Eligible for Resale, page 22

2.	Please update your response to comment 54 from our letter issued March 11, 2009 to reflect your changes to this section.

In response to the Staff's comment, we have prepared the following chart to support our calculations in the Shares Eligible for Resale section of the prospectus on page 28.

	Number of Shares
Total Shares Outstanding	98,341,000	[1]

Freely tradeable shares - non-affiliates, not including lock-ups	29,606,000	[2]
Consultant shares registered on Form S-1	9,500,000
Freely tradeable shares	39,106,000

Shares held by current affiliates, subject to lock-up agreement	49,874,000	[3]
Shares held by former affiliate, subject to lock-up agreement	1,000,000	[4]
Shares held by Jesse Brock, subject to lock-up agreement	420,000	[5]
Restricted securities - non-affiliates, not including lock-ups or shares registered on Form S-1	7,941,000	[6]
Total restricted securities and shares subject to lock-ups	59,235,000
	98,341,000

1.  Based on 98,341,000 shares of common stock outstanding.
2. Represents shares held by non-affiliates which have been held for six months or more, which are not subject to lock-up agreements    (were purchased on or before February 28, 2009)
3. Represents shares of common stock beneficially owned by our chief executive officer Gerald E. Brock, and our directors Eugene Henn, George Naselaris, and Anthony Romano.
4. Represents shares held by former chief operating officer John Schwartz.
5. Represents  220,000 shares acquired by Jesse Brock on July 10, 2008, which are also subject to a lock-up agreement, and 200,000 shares acquired by gift from Gerald E. Brock on July 9, 2009, subject to a lock-up agreement.
6. Represents shares held by non-affiliates which have been held less than 6 months since acquired from the Company or an affiliate, which are not subject to lock-up agreements and are not covered by the registration statement. (were purchased after February 28, 2009)

September 16, 2009

Financial Statements, page F-1

Note 8 — Stock Based Compensation, page F-10

3.
We note your response to prior comment 6. Please explain to us in greater detail what facts and circumstances you relied upon in supporting your decision to immediately expense the stock options on the grant date rather than recording a prepaid asset. Include within your response why the expectation of services to be performed over the term of the options was not a factor in determining whether or not you should not have recorded a prepaid asset or immediately expense the options.

We relied on paragraph 39 of SFAS 123(R) and EITF 00-18, codified into ASC 505, when determining to immediately expense the stock options on the grant date rather than recording a prepaid asset.

Paragraph 39 of SFAS 123(R)

Paragraph 39 of SFAS 123(R) states that: “[t]he compensation cost for an award of share-based employee compensation classified as equity shall be recognized over the requisite service period, with a corresponding credit to equity (generally, paid-in capital). The requisite service period is the period during which an employee is required to provide service in exchange for an award, which often is the vesting period. The requisite service period is estimated based on an analysis of the terms of the share-based payment award.”

We relied upon the facts and circumstances of the option grants to determine the requisite service period related to the option grants.  We considered the plain language of Paragraph 39, which provides that the requisite service period is the period during which the employee is required to provide services in exchange for an award.  With respect to the option agreements, there was no period during which the consultants were required to provide service in exchange for the award because the stock options were granted in exchange for the expectation of services, and not the actual provision of services. The stock options do not require that the consultants actually provide services to us in order to receive the options.  Therefore, because there was no requirement for the consultants to provide services to us, the requisite services were immediately provided to us upon the grant of the stock options and, accordingly, we determined that this was a factor in favor of finding that there was no service period.

We further considered the vesting period of the stock options because Paragraph 39 states that the vesting period is often the requisite service period.  We viewed the fact that the vesting period was immediately satisfied upon the grant of the stock options to be a factor in favor of determining that there was no requisite service period.

After considering that (1) the consultants were not required to provide services to us, and (2) the vesting of the options was immediate upon the grant of the stock options, we determined there was no requisite service period and, therefore it would be appropriate to expense the options immediately pursuant to SFAS 123(R).

September 16, 2009

When determining whether to immediately expense the options pursuant to SFAS 123(R), we did not consider the fact that we expected to receive services from the consultants because they were not required to provide such services.  This was the case even though the likelihood that the consultants would provide some level of services was considered reasonably possible as defined by SFAS 5, based on past performance.  Paragraph 39 specifically refers to services required to be performed, and therefore we did not consider the services that were expected, but not required, to be performed by the consultants.

EIFT 00-18

EITF 00-18 states that “If fully vested, nonforfeitable equity instruments are issued at the date the grantor and grantee enter into an agreement for goods or services (no specific performance is required by the grantee to retain those equity instruments), then, because of the elimination of any obligation on the part of the counterparty to earn the equity instruments, a measurement date has been reached. A grantor shall recognize the equity instruments when they are issued (in most cases, when the agreement is entered into). Whether the corresponding cost is an immediate expense or a prepaid asset (or whether the debit should be characterized as contra-equity under the requirements of paragraph 505-50-45-1) depends on the specific facts and circumstances.”

The first set of facts and circumstances that we considered when determining whether to expense the options immediately or record a prepaid asset at the date of grant pursuant to EITF 00-18 was the fact that the options were fully vested and non-forfeitable upon their grant.  The consideration for the stock options was the expectation of future services, which was satisfied upon the granting on the stock options.  The consultants had no obligation to perform future services in order to retain their rights under the options.  This factor – the options being fully vested and non-forfeitable upon their grant - weighed in favor of characterizing the cost as an immediate expense.

The second set of facts and circumstances that we considered was whether there was a supportable indication of probable future benefit to be provided by the consultants to the Company, and factors to support the extent of these future services to allow for the determination of how much of total value should be deferred until future periods, given the fact that the consultants were expected to provide services to us.  Although we had an expectation that the consultants would provide future services to us, there was no obligation that they do so under the option agreements.  In addition, there are no written or oral agreements between the parties defining the specific consulting services that were expected to be performed, specific performance milestones expected to be achieved, or any required period of service.  As a result, even if such services were actually performed as expected, we did not have support to determine the extent of such future services in order to allow us to determine how much of the total value of such options should be deferred until future periods.  This factor weighed in favor of immediately expensing the options.

September 16, 2009

The third set of facts and circumstances that we considered was the plain language of the option agreements to determine whether we had a determinable and supportable expectation that future services would be performed.  The July 2008 option agreements only made a general reference to past services performed and did not require that any future services be performed.  The November 2008 option agreements made reference to both past services provided and the expectation that services would be provided over the next year.  However, the November 2008 option agreements did not require that any future services be performed.  Furthermore, the level of services previously provided and the specific future services expected to be performed were not defined.  When the November 2008 option agreements were executed, the consultants had been involved with assisting us in a variety of ways to help develop the business, and we expected to continue to receive advice and support from the consultants. However, the extent of these services that were expected to be provided in the future was uncertain and depended on, among other things, how the business and the development of its planned products progressed.  Accordingly, the value of the future benefit of the services that were expected, but not required, to be provided was not determinable and not supportable.  This factor also weighed in favor of immediately expensing the options.

Based on these three sets of facts and circumstances, we determined that immediately expensing the options was appropriate under EITF 00-18.

Conclusion

We believe that immediately expensing the stock options was appropriate pursuant to the provisions of each of SFAS 123(R) and EITF 00-18 given the facts and circumstances surrounding the grant of the stock options as described above,

*           *           *

In connection with responding to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

September 16, 2009

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any further questions.

Sincerely,
WINDTAMER CORPORATION

/s/ Gerald E. Brock

Gerald E. Brock
Chief Executive Officer